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Boston  Brussels  Chicago  Dusseldorf  London  Los Angeles     Mark S. Selinger
Miami  Munich New York  Orange County  Rome  San Diego         Attorney at Law
Silicon Valley  Washington, D.C.                               mselinger@mwe.com
                                                               212.547.5438


May 15, 2006


VIA EDGAR
Barbara C. Jacobs, Esq.
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:      TTI Team Telecom International Ltd.
         Registration Statement on Form F-3
         Filed September 7, 2005
         File No. 333-128138

Dear Ms. Jacobs:

On behalf of TTI Team Telecom International Ltd. (the "COMPANY"), set forth below are the Company's responses to the comments contained in the comment letter of the staff of the Securities and Exchange Commission (the "STAFF"), dated October 3, 2005, with respect to the above-referenced Registration Statement on Form F-3, which covers the resale of Company shares held by certain Company shareholders. The reason for the delay in the Company's response to the Staff's comment letter is that, after receipt of the Staff's comment letter, the selling shareholders informed the Company that they were reconsidering whether or not they wanted to exercise their registration rights at that time. These shareholders recently informed the Company that they now have decided that they want to exercise their registration rights, and have asked the Company to proceed with the registration.

Courtesy copies of this letter and a clean and marked version of an amended Registration Statement on Form F-3/A, filed with the Commission today, have been sent to the Staff's examiners via overnight mail. The marked copy of such filing indicates the changes from the version previously filed with the Commission.

For your convenience, we have reprinted the Staff's written comments below prior to the Company's responses.

Barbara C. Jacobs, Esq.
May 15, 2006
Page 2


SELLING SHAREHOLDERS

1. PLEASE DESCRIBE THE TRANSACTION(S) WITHIN THE PAST THREE YEARS IN WHICH THE SELLING SHAREHOLDERS ACQUIRED THE SHARES BEING SOLD IN THIS PROSPECTUS. PLEASE INCLUDE THE SPECIFIC NAMES, DATES, AND TERMS OF THE TRANSACTIONS AND THE AMOUNTS PAID FOR THE SHARES. ADVISE AS TO THE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT OF 1933 CLAIMED FOR THE TRANSACTION(S). IN THIS REGARD, PLEASE ALSO DISCLOSE ANY RELATIONSHIP THAT ANY OF THE SELLING SHAREHOLDERS MAY HAVE HAD WITH THE COMPANY OR ITS AFFILIATES WITHIN THE PAST THREE YEARS, AS REQUIRED BY ITEM 9.D.1 OF FORM 20-F.

The requested information has been added.

2. CONFIRM THAT NO SELLING SHAREHOLDER IS A REGISTERED BROKER-DEALER OR AN AFFILIATE OF A REGISTERED BROKER-DEALER. IF ANY SELLING SHAREHOLDERS ARE A REGISTERED BROKER-DEALER, PLEASE DISCLOSE HOW THE BROKER-DEALER OBTAINED THE SECURITIES (E.G. COMPENSATION FOR INVESTMENT BANKING SERVICES). IF ANY ARE AFFILIATED WITH A REGISTERED BROKER-DEALER, STATE WHETHER THE SELLING SHAREHOLDER ACQUIRED THE SECURITIES TO BE RESOLD IN THE ORDINARY COURSE OF BUSINESS AND HAD ANY AGREEMENTS OR UNDERSTANDING, DIRECTLY OR INDIRECTLY, WITH ANY PERSON TO DISTRIBUTE THE SECURITIES AT THE TIME OF PURCHASE.

The requested confirmation has been added.

EXHIBITS

3. PLEASE FILE (OR INCORPORATE BY REFERENCE) AND PURCHASE AGREEMENTS RELATING TO THE SALE OF SECURITIES TO THE SELLING SHAREHOLDERS.

The Company does not believe that there are any such purchase agreements.

                                      ****

Thank you for your assistance in this matter. Please feel free to call me at 212-547-5438 or Joel Rubinstein of this office at 212-547-5336 if you have any questions about this letter.

Sincerely,

/s/ Mark S. Selinger
--------------------
Mark S. Selinger

cc:  Hugh Fuller, Esq., U.S. Securities and Exchange Commission
     Israel Ofer, TTI Team Telecom International Ltd.
     Joel L. Rubinstein, Esq., McDermott Will & Emery LLP